GME INNOTAINMENT, INC.
Rm. 1902, 19/F, Kodak House II
321 Java Road, North Point
Hong Kong
(852) 3543-1208

March 29, 2016

Board of Directors
GME Innotainment, Inc.
Rm. 1902, 19/F, Kodak House II
321 Java Road, North Point
Hong Kong

Re: Resignation

Ladies and Gentlemen:

Please be advised that I hereby resign from my positions as Chief Executive Officer, Chief Financial Officer, and Director of GME Innotainment, Inc. (the "Company"), effective at 9:00 a.m., March 29, 2016. I am resigning from these positions to allow for the appointment of Lisa Demmons as Chief Executive Officer, Chief Financial Officer and Director.

This resignation is not the result of any disagreement with management regarding the operations, policies or practices of the Company, and is solely in the interest of increasing shareholder value.

Sincerely,

Kwong Kwan Yin Roy